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                           December 8, 2021

       Brian J. Porter
       President and Chief Executive Officer and Director
       The Bank of Nova Scotia
       44 King St. West
       Scotia Plaza, 8th Floor
       Toronto, Ontario
       Canada M5H 1H1

                                                        Re: The Bank of Nova
Scotia
                                                            Registration
Statement on Form F-3
                                                            Filed December 3,
2021
                                                            File No. 333-261476

       Dear Mr. Porter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Jason R. Lehner